Investor Presentation August | 2021 Exhibit 99.1

Disclaimer

This presentation contains forward-looking statements that can be identified by the use of words such as "anticipate," "believe," "could," "expect," "should," "plan," "intend," "estimate" and "potential," among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. Accordingly, you should not place undue reliance on forward-looking statements. The forward-looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission (the "SEC") from time to time, including in the section titled "Risk Factors" in our most recent form F-1 and 424(b) prospectus and form 20-F. These documents are available on the SEC Filings section of the investor relations section of our website at: https://ir.vincipartners.com/financials/sec-filings.

We have prepared this presentation solely for informational purposes. The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection w ith any contract or commitment whatsoever.

This presentation also includes certain non-GAAP financial information. We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations. We also believe that these non-GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards ("IFRS") results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business. Further, investors regularly rely on non-GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS. We also believe that certain non-GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results. The non-GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements. The non-GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results. As other companies may determine or calculate this non-GAAP financial information differently, the usefulness of these measures for comparative purposes is limited. A reconciliation of such non-GAAP financial measures to the nearest GAAP measure is included in this presentation.

2

Business Overview

We are a leading, full-service alternative asset manager in Brazil

Vinci Partners has a proven fundraising track record with a broad fund base

R$57bn
AUM[1]

8
Business Strategies

33% CAGR 2009 – June'21[2]

We operate in a highly attractive growth market
(Brazilian AUM ex-Fixed Income R$tn)[3]


CAGR +22%
2.4
3.1
3.6
4.0
2018
2019
2020
2Q21

Vinci Partners has **~233 full time employees** in **4 offices** and a **global LP footprint**


New York
Recife
Rio de Janeiro
São Paulo

Our business is **profitable and growing**, with **strong operating leverage**

After-tax DE CAGR
104%
2018 – 2020

FRE Margin
55.0%
2Q'21

We have a **high visibility** and **integrated recurring revenues** business model

78%
Of our net revenues come from mgmt. fees[4]

~50%
Capital committed for 5+ years

Vinci Partners is a PRI signatory since 2012

See notes and definitions at end of document

4

2 6 11 15 17 18 20 19 21 24 35 48 52 50 57 39 61 76 88 76 95 142 121 145 137 196 221 225 - 50 100 150 200 250 0 10 20 30 40 50 60 70 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2Q21 AUM (R$bn) AUM DC¹ (R$bn) Brazil Interest Rates AUM/FTE We have scaled our platform significantly since our inception in 2009… Vinci Partners was founded in October 2009 by a group of seasoned and respected managers in the financial market See notes and definitions at end of document 5 2010 Association with “Gas” (Equities) 2012 Company becomes a signatory to PRI. 2012 - 2013 Real Estate, Credit, and Receivables strategy 2011 Inception of Vinci Infrastructure & International strategy PE: Fundraising VCP II (R$2.2bn) 2018 Launch of Vinci Logística & Vinci Energia Sustentável Real Estate : IPO VILG Public Equities : Acquisition of Mosaico Capital Credit : FIDC Energia Sustentavel funded by BNDES 2009 Establishment of Vinci Partners 2014 - 2016 Vinci begins heavily investing in governance to set a growth platform for the exit of the recessionary market Credit: Fundraising of Vinci Credito Imobiliario I (VCI I) 2017 Launch of VIR strategy Public Equities : Acquisition of Mosaico Capital Real Estate: IPO VISC PE: Fundraising VCP III Infra: Fundraising Vinci Infra II 2020 Private Equity: First closing of VIR IV Real Estate: IPO of VIFI Follow Ons realized for VILG, VISC and VINO Public Equities: Dissociation with “Gas Investimentos” 2019 INFRA: IPO VIGT Real Estate: IPO of VINO Follow Ons realized for VILG, VISC Credit: Fundraising of VCI II 2.0% 4.5% 6.5% 7.0% 13.8% 14.3% 11.8% 10.0% 7.3% 11.0% 10.8% 8.8% 2021 Vinci ´ s IPO at Nasdaq Private Equity: Final Closing of VIR IV Real Estate and Infra: Fundraising of VFDL and VIAS Follow Ons for VILG and VIGT IPO of VIUR 4.25%

We offer a complete portfolio of alternative investment products and solutions to both retail and institutional clients Proven ability to invest proprietary and third - party capital through different products yielding sustainable profitability acros s multiple verticals 6 Investor Relations, Support, Operations, and ESG Research Risk Legal & Compliance Investor Relations Operations ESG Public Equities Long - term positions based on fundamental analysis of Brazilian publicly - traded companies Financial Advisory High value - added financial and strategic advisory services, focusing primarily on middle market and M&A transactions Credit Tailor - made credit solutions developed to meet needs of both mature and growing businesses Infrastructure Exposure to real assets through equity and debt instruments Private Equity Strategies focused on growth equity transactions in Brazil, working towards transformational growth in collaboration with management teams and founders Investment Products & Solutions Financial products offering on open platform, providing portfolio and risk management services Real Estate Real estate investment funds that focus on returns from investments in various segments Hedge Funds Multi - strategy approach focused on Brazilian and international highly liquid financial instruments

Our platform is built on four key pillars: people, diversification, performance and distribution 7 Strong “Partnership Culture” reinforcing our mission, vision, and values with partners having worked together for over 20 years People Well - established robust “One - stop Shop” AAM platform diversified across products and services puts us in a privileged position to capture expected transformational savings migration in Brazil Diversification Outsized Leading Performance across asset classes consistently outperforming benchmarks Performance Robust multi - channel distribution capacity at scale across investor classes proprietarily developed since our foundation Distribution

Our long-standing partnership model drives our success

First-class management team with proven execution capabilities and long-term alignment of interests



Gilberto Sayão
Chairman
28 years experience
28 at Vinci and predecessors



Alessandro Horta
CEO
28 years experience
20 at Vinci and predecessors



Sergio Passos
COO/CFO
27 years experience
23 at Vinci and predecessors



Michel Cukierman
CRO
28 years experience
28 at Vinci and predecessors



Julya Wellisch
CLO
19 years experience
4 at Vinci and predecessors



Roberto Leuzinger
CHRO
27 years experience
12 at Vinci and predecessors



Patricia Amorim
Human Resources
21 years experience
9 at Vinci and predecessors



Fernando Lovisotto
CIO, Head of Liquid Strat.
24 years experience
11 at Vinci and predecessors



Bruno Zaremba
Head of PE & IR
25 years experience
25 at Vinci and predecessors



Leandro Bousquet
Head of Real Estate
27 years experience
11 at Vinci and predecessors



Jose Guilherme Souza
Head of Infrastructure
27 years experience
16 at Vinci and predecessors



Marcello Almeida
Head of Credit
27 years experience
26 at Vinci and predecessors



Felipe Bittencourt
Financial Advisory Head
24 years experience
12 at Vinci and predecessors



Olavo Tortelli
Head of Equities
30 years experience
18 at Vinci and predecessors



Andre Simões
Investment Products And Solutions
18 years experience
9 at Vinci and predecessors



Marcelo Rabbat
Head of Institutional Distribution
32 years experience
11 at Vinci and predecessors



Ronaldo Boruchovitch
Head of Allocation and Distribution
32 years experience
24 at Vinci and predecessors



Pedro Quintella
Head of International Distribution
22 years experience
12 at Vinci and predecessors



Luiz Otavio Laydner
Head of Research
28 years experience
21 at Vinci and predecessors



José Carlos Carvalho
Economic Department
33 years experience
4 at Vinci and predecessors



Gabriel Felzenszwalb
Private Equity
20 years experience
14 at Vinci and predecessors



Carlos Eduardo Martins
Private Equity
17 years experience
13 at Vinci and predecessors



José Luis Pano
Impact Investing
35 years experience
18 at Vinci and predecessors

Strong Fundraising Capabilities + **Unique Expertise in Capital Allocation** + **Solid Execution Translating into Returns**

8

We believe to have built one of the most diversified investment platforms in the market across segments and commercial efforts Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric See notes and definitions at end of document 9 Private Equity Real Estate Credit Infrastructure IP&S Public Equities Hedge Funds Advisory Local Institutional Institutional Offshore HNWI Allocators & Distributors Public market vehicles 19% 9% 4% 4% 39% 19% 6% 30% 11% 4% 6% 19% 16% 5% 9% 34% 23% 23% 10% 9% Our AUM base favors alpha - driven strategies, while our revenue profile is management fee - centric AUM 2Q ' 21 Net Revenues 2Q ' 21 YTD 50% of net revenues come from private market strategies ² ~50% of AUM is in long term products ¹ AUM diversified across five different distribution channels AUM 2Q ' 21

We are pioneers among Brazilian firms in our commitment to ESG

Our ESG approach is a fundamental value that permeates throughout our investment strategies

Impact monitoring KPIs

- Growth of Average Salary and Number of Employees
- Gender Equality
- Employees Covered by Healthcare Benefits
- Policies Against Discrimination Based on Sexual Preference and Persons with Disabilities
- Implementation of Governance Practices
- Taxes Paid per Investment
- Revenue Growth

Innovative ESG related products

VIR IV - launched with dual mandate of targeting measurable ESG impact and achieving market returns

Vinci Energia Sustentavel (VES) - Credit Fund focused on private debt related to green energy funded by BNDES

2009
Vinci foundation: We believe in **ethics as the best value in a relationship**

2012
Vinci as a PRI signatory

2014
ESG Policy for Private Equity

2017
New ESG Model and new Governance and Compliance models

2019
Vinci PE granted PRI A Score

ESG Policy for Public Equity and Credit

Development of the Impact Framework (VIR IV)

2020
Vinci engaged with the IDB to apply the WEPs tool

First ESG Annual Report for VCP III

2021
VIR IV(largest impact fund in Brazil) final closing of R$ 1 billion

VES was the first Brazilian fund to receive the "European Standard" label

2003
NE Empreendedor
Raised and invested by Vinci's team (at Banco Pactual)

2004
Fund I US$608 million of invested capital by Vinci's team (at Banco Pactual)

2011
VCP II
US$1.4 billion fund closed

2017
Vinci assumes NE II and NE III[1] management

NE II 4 investments valued at zero

NE III R$240mm Dry Powder

2018
NE III
(GIIN member)

VES
Win public auction from BNDES

2019
VCP III
US$1.0bn fund closed[2]

VIR IV BNDES approved anchor commitment

2020
VIR IV in the process of becoming a OPIM signatory

2021
VIR IV won the Private Equity ESG Fund of the Year Award from Environmental Finance

See notes and definitions at end of document

10

▪ Mandatory annual compliance training programs to all of Vinci Partners’ employees ▪ Mandatory annual information security policy awareness training to all employees ▪ Vinci Partners practices top - notch risk management strategies, including but not limited to restriction list systems, Chinese Wall, anti - bribery and corruption practices and restriction on securities trading ▪ Risk & compliance committee composed by CCO, CRO, CFO and CHRO ▪ Biannual and ad - hoc meetings ensuring proactive supervision ▪ Anti - money laundering & countering financing of terrorism committee composed by the CCO, CRO, CFO, CHRO and CEO ▪ Annual and ad - hoc meetings ensuring proactive supervision ▪ Cyber security systems and procedures to prevent, monitor and combat cyber threats and risks ▪ Contingency response plans that allow continuity of business in case of incidents Compliance Training Programs Risk & Compliance Committee AML & CFT Committee Cyber Security Program Risk Management Best Practices We place a strong emphasis on risk management, taking the utmost care of our clients ’ capital Risk management committee composed and supervised by senior executives including the addition of Julya Wellish as a partner and head of Legal & Compliance (Previously Chief Prosecutor at CVM 1 ) See notes and definitions at end of document 11

We are a leader in Brazilian alternative asset management with strong competitive advantages

VINCI partners

Vinci Partners differentiators

VINCI partners

- ~50% of AUM committed for over 5 years
- Partnership model: 34 partners
- Diversified business model 8 business units
- AUM CAGR 2018 – June '21 ~36%
- ~50% of Net Revenues come from Private Market Strategies

Vinci Partners Competitive Advantage

Legend: Well developed / Developed / In development

Independent asset manager[1]	Product offering						Capabilities	
	Private markets							
Company	PE	RE	Infra	Credit	Liquid Strategies	Investment Products & Solutions	Distribution	Platform Integration
VINCI partners	Well developed	Well developed	Developed	Developed	Well developed	Well developed	Well developed	Well developed
Other Alternative Local Asset Managers[2]	Well developed	Developed	Developed	Well developed	Developed		Developed	In development
Other Independent Asset Managers[3]	Developed				Well developed		Developed	In development
Hedge funds[4]					Well developed		Developed	
Incumbent banks[5]				Well developed	Developed	Developed	Well developed	Well developed

See notes and definitions at end of document

12

Financial Highlights

Second Quarter and First Half of 2021 Highlights See notes and definitions at end of document 14 R$57bn AUM 2Q21 +31% YoY R$2.1bn Private Markets Fundraising YTD 2021 R$4.4bn IP&S Net inflows YTD 2021 R$55.2mm FRE 2Q21 +67% YoY 55% FRE Margin 2Q21 +550 bps YoY R$54.8mm DE 2Q21 +100% YoY 44% DE Margin 2Q21 +760 bps YoY US$0.30 per share 4.6% annualized dividend yield¹ 81% FRE as % DE YTD 2021 In the first half of 2021 we grew AUM by R$7 billion , driven primarily by strong fundraising in our Private Market and IP&S segments Distributable Earnings continues to grow as the business scales We continue to deliver strong results across the board backed by management fees Which translates into substantial amounts of free cash flow

Continued strong fundraising in the first half of 2021, highlighted by Private Markets and IP&S strength

VINCI partners

AUM by segments – 1st Half 2021 (R$bn)



Private Markets
Liquid Strategies
IP&S
+R$7 bn
50
57
16
14
19
22
14
21
4Q'20
2Q'21

Private Markets

- During the first half of 2021, **we raised over R$2 billion in Private Market strategies, through six different vehicles:**
  - Final closing for VIR IV, the largest impact oriented private equity fund in Latin America.
  - Follow-on offerings for VILG and VIGT.
  - First closings held for VFDL and VIAS, both private equity style funds in our Real Estate and Infrastructure strategies.
  - IPO of new listed REIT VIUR, focused on the acquisition of yield-generating urban commercial properties.
- We have a **robust pipeline for fundraising in the second half of the year:**
  - New product launches across Real Estate, Infra and Credit strategies.
  - Final closings of existing funds, such as VFDL and VIAS.
  - Follow-on offerings for public market vehicles in Real Estate and Infra.

Liquid Strategies

- Inflows driven primarily from our Hedge Funds strategy.
- AUM was **positively impacted by market appreciation** during the first half of the year.
- We see **great opportunity to further grow our Liquid Strategies segment leveraging on our already relevant international client footprint.**

IP&S

- **IP&S almost doubled in AUM on a year-over-year basis.**
- **Strong inflows driven primarily by our separate managed accounts**, as we are seeing great demand from local institutional investors looking for tailored financial solutions to meet their actuarial targets.
- **Strong pipeline for new exclusive mandates** over the second half of the year.

15

124 177 16 29 22 21 2Q'20 YTD 2Q'21 YTD 61 95 20 19 6 6 2Q'20 2Q'21 147 224 271 6 62 40 20 11 29 173 297 340 2018 2019 2020 Management Performance Advisory We have a resilient business model with high management fee centricity and embedded operating leverage… See notes and definitions at end of document 16 Vinci’s revenue is primarily derived from management fees ( R$mm ) Where we have managed to drive down fixed costs¹ as AUM expands 85% % Mgmt. fees 75% 80% ▪ Revenues are expanding alongside AUM growth, with total net revenues in the 1Q’21 representing a 18% increase year - over - year. ▪ Management fees continue to be the main contributors to net revenues, accounting for 78% of total revenues over the LTM 1Q’21 . ▪ We continue to drive down fixed costs as AUM grows, bringing sustained margin expansion and lower thresholds for new product lau nches. +38% 70% 79% +40% 76% 78% 19 20 20 22 28 43 51 0.29% 0.26% 0.25% 0.21% 0.18% 0.12% 0.11% 0.05% 0.15% 0.25% 0.35% 0.45% 0.55% 0.65% 0.75% 0.85% 0 10 20 30 40 50 60 2015 2016 2017 2018 2019 2020 LTM 2Q'21 Quaterly Average AUM Fixed costs / AUM (quaterly avg.) 87 120 227 162

With significant exposure to performance fee-eligible AUM...

Vinci holds a strong position for future realization of performance fees with over R$7 billion in PEAUM coming from preferred return funds with carried interest

- Total Performance fee eligible AUM (PEAUM) of R$36.8 billion.
- Hurdle rate funds charge performance based on the fund's return over its benchmark, generally with a high-watermark clause, except for the SWF mandate in Public Equities.
- Within our Private Market strategies, R$7 billion in AUM comes from "preferred return" funds with carried interest, that are still in investment period.



25%
24%
23%
9%
8%
7%
4%
PEAUM
R$37 bn
Private Equity
IP&S
Public Equities
Real Estate
Hedge Funds
Credit
Infrastructure

See notes and definitions at end of document

PERFORMANCE FEE ELIGIBLE AUM (PEAUM)				
Strategy/Fund	**AUM R$mm**	**Index type**	**Index Rate**	**Status**
Offshore Vehicles	3,147	Preferred Return w/ Catch-Up[2]	USD + 8%	Within investment period
Onshore Vehicles	1,567	Preferred Return w/ Catch-Up[2]	IPCA[5] + 8%	Within investment period
Nordeste III	228	Preferred Return w/ Catch-Up[2]	IPCA[5] + 8.5%	Currently generating performance
Others	4,233			Not expected to pay performance
Total Private Equity	**9,174**			
Vinci Valorem	3,067	Hurdle[3]	IMAB 5[6]	Currently generating performance
Separate Mandates	2,557	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
International[1]	1,575			Currently generating performance
Commingled Funds	852	Hurdle[3]	IBOV[7] + alpha	Currently generating performance
Others	923			Currently generating performance
Total IP&S	**8,974**			
SWF	5,625	Hurdle[3]	FTSE[8]	Currently generating performance
Mosaico Strategy	1,825	Hurdle[3]	IBOV[7]	Currently generating performance
Vinci Gas Dividendos	731	Hurdle[3]	IBOV[7]	Currently generating performance
Others	395			Currently generating performance
Total Public Equities	**8,577**			
Listed REITs	2,635	Hurdle[3]	IPCA[5] + 6%	Currently generating performance
Listed REITs	237	Hurdle[3]	IFIX[9]	Currently generating performance
VFDL	380	Preferred Return[4]	IPCA[5] + 6%	Within investment period
Total Real Estate	**3,251**			
Vinci Multiestratégia	1,210	Hurdle[3]	CDI[10]	Currently generating performance
Atlas Strategy	703	Hurdle[3]	CDI[10]	Currently generating performance
Vinci Total Return	159	Hurdle[3]	IPCA[5] + Yield IMAB[11]	Currently generating performance
Others	774			Currently generating performance
Total Hedge Funds	**2,846**			
VCI II	693	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VES	593	Preferred Return[4]	IPCA[5] + 6%	Within investment period
VCM FIM	184	Preferred Return[4]	IPCA[5] + 5%	Within investment period
VCS	20	Hurdle[3]	IPCA[5] + 5%	Within investment period
Energia FIM	247	Hurdle[3]	CDI[10]	Currently generating performance
VCI I	314			Not expected to pay performance
Others	409			Currently generating performance
Total Credit	**2,461**			
VIAS	256	Preferred Return[4]	IPCA[5] + 6%	Within investment period
FIP Infra Transmissão	126	Preferred Return[4]	IPCA[5] + 8%	Currently generating performance
Others	1,181			Not expected to pay performance
Total Infrastructure	**1,563**			
PEAUM TOTAL	**36,845**			

17

Realized GP Investment¹ and Financial income² 2Q ' 21 vs 2Q ' 20 (R$mm) … and additional gains from our GP Investments and financial income 18 Quarter Return (+/ - ) CDI 1Q19 2.2% 0.7% 2Q19 3.3% 1.7% 3Q19 2.1% 0.6% 4Q19 3.3% 2.0% 1Q20 0.2% - 0.8% 2Q20 3.9% 3.1% 3Q20 0.4% - 0.1% 4Q20 1.9% 1.5% 1Q21 1.0% 0.5% 2Q21 1.2% 0.4% ▪ Realized GP Investment¹ and Financial income² totaled R$14.6 million in the quarter, up 1,461% year - over - year, due to the financ ial income generated from the cash allocations of the company's IPO proceeds. ▪ Cash allocations in the second quarter resulted in a 1.2% quarterly return, 0.4 percentage points above the quarterly return for the CDI rate. Our cash allocations target a CDI + 2% annual return. Liquid funds allocation track record³ 0.3 1 14 1 15 2Q'20 2Q'21 Realized GP Investment Income Realized Financial Income See notes and definitions at end of document

61 102 2Q'20 YTD 2Q'21 YTD 78 105 2Q'20 YTD 2Q'21 YTD 54 98 151 2018 2019 2020 Which translates to a highly visible growth and profitability profile 19 Fee - Related Earnings (FRE) – R$mm After - tax Distributable Earnings (DE) – R$mm 42% FRE Margin 50% 34% 38% DE Margin 33% 18% ▪ Fee - Related Earnings (FRE) has been growing at a 67% CAGR in the past two years, and we expect to continue going forward as we e xpand AUM with new product launches in our private market strategies and positive inflows into our liquid strategies and IP&S segments. ▪ Distributable Earnings (DE) has been growing at a 104% CAGR in the past two years as the business benefits from the platform’ s g rowth and profitability profile. ▪ Long - term FRE and DE Margins continue to expand, as our relative fixed costs over AUM growth are decreasing year - after - year. 31 98 127 2018 2019 2020 +67% 49% 55% +36% 53% 53% +100% 36% 44% +68% 39% 43% 33 55 2Q'20 2Q'21 27 55 2Q'20 2Q'21

Valuation Framework – SOTP (Sum - of - the - parts) 20 Vinci brand recognition The standard valuation framework for asset management firms is SOTP Fee - Related Earnings (“FRE”) Cash and Net Investments Performance - Related Earnings (“PRE”) Apply a Target Multiple to Earnings on FRE that represents the business growth profile Value performance fee earnings and future upside through a discounted cash flow model Value cash and net investments at a target to cash multiple SOTP

VINP Sum - of - the - Parts Valuation 21 Current Valuation 2Q’21 @ August 18, 2021 Cash and Net Investments (R$ mm) 1,472.6 Cash and Net Investments/share (US$) 4.85 Consensus NPV Performance fees¹ (R$ mm) 373.8 Performance fees/share (US$) 1.23 VINP Stock Price (US$) 13.00 Implied FRE/share @ Current Price (US$) 6.92 Implied Multiple on FRE'21 13x Implied Multiple on FRE'22 10x Consensus (Post - tax)² Fee Related Earnings FRE’21 FRE’22 R$ millions 157.2 219.5 Sharecount (mm) 56.7 USD to BRL @ August 18, 2021 5.4 Implied Price - to - FRE at Current Stock Price Market data as of August 18, 2021. See notes and definitions at end of document

VINP 10x 20x 30x 40x 30% 40% 50% 60% P/DE 2021E¹ DE CAGR (20 - 22E) VINP vs. Peer alternative asset managers Market data as of August 18, 2021. Source: Goldman Sachs Research See notes and definitions at end of document 22 High P/DE Multiple High DE Growth Low P/DE Multiple High DE Growth Low P/DE Multiple Low DE Growth High P/DE Multiple Low DE Growth High P/FRE Multiple High FRE Growth Low P/FRE Multiple High FRE Growth Low P/FRE Multiple Low FRE Growth High P/FRE Multiple Low FRE Growth VINP 10x 20x 30x 40x 50x 5% 15% 25% 35% 45% Implied P/FRE 2021E³ FRE CAGR (20 - 22E) VINP 10x 20x 30x 40x 50% 60% 70% 80% P/DE 2021E¹ FRE % DE (20 - 22E Avg.)² VINP 10x 20x 30x 40x 50x 0% 10% 20% 30% 40% Implied P/FRE 2021E³ AUM CAGR (20 - 22E)

Key Takeaways 23 81% FRE as % DE 2Q21 YTD We operate a highly predictable business model with recurring revenues coming primarily from management fees 1 We see a relevant upside coming from potential future realization of performance fees R$7 billion in PEAUM from Private Market funds still in investment period 2 We believe the current stock valuation presents an attractive opportunity for investors VINP is trading at ~ 13x FRE ’21 a substantial discount to peer group’s average P/FRE² 5 3 We believe Vinci is one of the best positioned AAM’s in Brazil to capture the shift in asset allocation, due to its highly diversified and robust platform 8 business strategies 5 distribution channels 4 We are committed to generating strong growth combined with capital distributions to our shareholders 4.6% Annualized dividend yield¹ ~50% AUM +5years lockup See notes and definitions at end of document

Appendix – I Segment summaries

50% 22% 19% 9% Financials by Segment 25 R$105.4 mm R$117.0 mm Segment Distributable Earnings 2Q ' 21 YTD by Segment ▪ Fee Related Earnings (FRE) were R$105.4 million in the 2Q'21 YTD, with 50% of FRE coming from Private Markets, followed by Li qui d Strategies with 22%, IP&S with 19% and Financial Advisory with 9%. ▪ Segment Distributable Earnings were R$117.0 million in the 2Q'21 YTD, with 46% coming from Private Markets’ strategies, follo wed by Liquid Strategies with 23%, IP&S with 23% and Financial Advisory 8%. Fee Related Earnings (FRE) 2Q ' 21 YTD by Segment 46% 23% 23% 8% Private Markets Liquid Strategies IP&S Advisory

The private equity strategy invests through two sub - strategies : Vinci Capital Partners : VCP focuses on control and co - control investments, executing across growth equity transactions, greenfield investments, buyouts and turnarounds . The VCP strategy is currently within investment period for its third vintage, Vinci Capital Partners III . Vinci Impact and Return : VIR focuses on minority investments in small - to - medium enterprises with a dual mandate of generating ESG impact as well as market returns . The VIR strategy is currently within investment period for its fourth vintage, Vinci Impact and Return IV, the largest impact oriented private equity fund in Latin America . Private Equity – R$10.8bn AUM (52%) We offer a complete and diversified platform for alternative investments 26 Real Estate – R$5.1bn AUM (25%) PRIVATE MARKETS R$21 BILLION AUM The real estate strategy invests through two subs - strategies : Public listed REITs : The real estate strategy currently manages five public REITs, listed on the Brazilian stock exchange, with more than 350 , 000 retail investors . The REIT strategy consists of perpetual capital funds, focused on the acquisition of core, income generating real estate assets, and invests through five sub - strategies : shopping malls, industrial assets, offices, financial instruments and urban commercial properties . Opportunistic Development : The real estate team has extended experience in the development of real estate properties and currently manages a fund focused on the development of industrial properties in Brazil . Private Markets Strategies Liquid Strategies Investment Product & Solutions Financial Advisory The Infrastructure strategy invests across two core sub - strategies : Sector - focused funds: The Infrastructure team manages closed - end funds as its flagship strategy, seeking exposure to real assets related to physical infrastructure, through investments in the privatization of state - owned companies and concessions that provide water and sewage services, development of greenfield projects, and core transmission assets. The team also manages a public market vehicle, listed on the Brazilian stock exchange, VIGT, focused on the acquisition of yield - generating power transmission assets. Structured Credit : The team also has exposure to fixed assets through debt investments in infrastructure projects across different sectors . Infrastructure – R$2.4bn AUM (11%) Credit – R$2.5bn AUM (12%) The credit strategy invests across three core sub - strategies : Infrastructure Debt : The team manages a credit fund, Vinci Energia Sustentável , or VES, dedicated to investments in debentures to finance greenfield and brownfield projects with a focus on renewable energy following ESG guidelines . Real Estate Debt : Investment opportunities in senior secured loans/securities in the form of debentures or MBS, backed by underlying real estate loans and/or receivables . Structured Credit : Comprises a group funds, including open - ended funds and managed accounts, investing in senior secured loans and short - term receivables .

Private Markets Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

VINCI partners

Private Markets Strategies

- Fee related earnings (FRE) of R$29.1 million in the quarter, up 63% year-over-year, driven by the growth in fee-earning AUM. FRE was R$53.1 million in the 2Q'21 YTD, an increase of 36% when compared to the 2Q'20 YTD.
- Segment Distributable Earnings of R$29.9 million, up 55% year-over-year. Segment DE was R$54.1 million in the 2Q'21 YTD, an increase of 34% when compared to the 2Q'20 YTD.
- Total AUM of R$20.8 billion at the end of the quarter, an increase of 20% year-over-year, with highlights to over R$2billion in new capital commitments raised through six different vehicles in Private Equity, Real Estate and Infrastructure funds.
- Total Fee-Earning AUM of R$ 18.9 billion, an increase of 24% year-over-year.

(R$ thousands, unless mentioned)	2Q'20	2Q'21	Δ (%)	2Q'20 YTD	2Q'21 YTD	Δ (%)
Net revenue from management fees	37,147	49,406	33%	74,213	95,987	29%
Net revenue from advisory fees	92	2,641	2772%	817	3,146	285%
Total Fee Related Revenues	37,239	52,047	40%	75,030	99,133	32%
Segment personnel expenses	(1,931)	(2,722)	41%	(3,637)	(5,160)	42%
Other G&A expenses	(3,330)	(2,907)	-13%	(4,283)	(5,232)	22%
Corporate center expenses	(7,376)	(9,792)	33%	(15,257)	(20,376)	34%
Bonus compensation related to management and advisory	(6,742)	(7,568)	12%	(12,894)	(15,299)	19%
Total Fee Related Expenses	(19,380)	(22,989)	19%	(36,071)	(46,067)	28%
FEE RELATED EARNINGS (FRE)	**17,860**	**29,058**	**63%**	**38,959**	**53,066**	**36%**
FRE Margin (%)	*48.0%*	*55.8%*		*51.9%*	*53.5%*	
Net revenue from performance fees	13,898	1,792	-87%	10,783	2,254	-79%
Realized performance fees	*2,103*	*715*	*-66%*	*2,106*	*755*	*-64%*
Unrealized performance fees	*11,794*	*1,077*	*-91%*	*8,677*	*1,499*	*-83%*
Performance based compensation	(4,915)	(570)	-88%	(3,784)	(731)	-81%
PERFORMANCE RELATED EARNINGS (PRE)	**8,983**	**1,222**	**-86%**	**7,000**	**1,523**	**-78%**
PRE Margin (%)	*64.6%*	*68.2%*		*64.9%*	*67.6%*	
(-) Unrealized performance fees	(11,794)	(1,077)	-91%	(8,677)	(1,499)	-83%
(+) Unrealized performance compensation	4,284	382	-91%	3,151	532	-83%
(+) Realized GP investment income	1	345	34400%	39	457	1072%
SEGMENT DISTRIBUTABLE EARNINGS	**19,333**	**29,930**	**55%**	**40,472**	**54,078**	**34%**
Segment DE Margin (%)	*49.1%*	*56.7%*		*52.5%*	*54.1%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	17,328	20,762	20%	17,328	20,762	20%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	15,271	18,873	24%	15,271	18,873	24%
AVERAGE MANAGEMENT FEE RATE (%)	0.89%	0.99%		0.91%	0.98%	
FULL TIME EMPLOYEES	41	50	22%	41	50	22%

Private Markets' AUM



Infrastructure
11%
Credit
12%
R$21 bn
AUM
Real Estate
25%
Private
Equity
52%

27

We have an established and widely recognized liquid strategies platform 28 LIQUID STRATEGIES R$14 BILLION AUM Vinci Partners has a long track record and deep experience investing in public equities in Brazil . We focus on holding positions in companies for three to five years following deep analysis and review by our various investment committees, taking into consideration our internal controls . Our public equities strategy invests according to two key sub - strategies : All Caps : The all - caps sub - strategy focuses on long term performance through a concentrated portfolio and deep fundamental analysis without any market capitalization constraints . Our all caps flagship strategy is Vinci Mosaico , that seeks to achieve long - term results above the Brazilian stock market . The team also manages a sovereign wealth exclusive mandate under the all caps strategy . Dividends : The dividends sub - strategy focuses on well - managed companies with a strong presence in their segments that are generating significant cash returns through dividends . Our flagship strategy is Vinci Gas Dividendos , that seeks to achieve long - term returns by investing in companies with a consistent history of dividends’ payment . Public Equities – R$10.8bn AUM (77%) Our hedge funds team operates under a multi - manager strategy with several portfolio managers each pursuing independent strategies . The portfolio managers have access to both our macro and equities research dedicated teams . It helps creating a very robust analysis of the markets and developed markets currencies, government bonds and derivatives . We have strong overarching risk monitoring practices in order to generate superior Sharpe ratio and alpha for our investors . Our hedge funds strategy invests through two key sub - strategies : Vinci Atlas : Our hedge funds flagship strategy invests across five principal sub - strategies : nominal interest, inflation, commodities, currencies and equities . Total Return : The total return strategy focuses on high absolute risk - adjusted returns through fundamental analysis, diversification and use of derivatives . Hedge Funds – R$3.3bn AUM (23%) Private Market Strategies Liquid Strategies Investment Product & Solutions Financial Advisory

Private Market Strategies | Liquid Strategies | Investment Product & Solutions | Financial Advisory

VINCI partners

Liquid Strategies

- Fee related earnings (FRE) of R$12.9 million in the quarter, up 85% year-over-year, driven by the end of the revenue sharing agreement with GAS Investimentos in 2021 and net inflows in Hedge Funds which impacted positively our average management fee rate. FRE was R$23.0 million in the 2Q'21 YTD, an increase of 44% compared to the 2Q'20 YTD.

- Performance related earnings (PRE) of R$2.4 million in the quarter, down 5% year-over-year, due to a higher compensation expense that followed a substantial benchmark outperform from our Total Return strategy in Hedge Funds, which also accounted for lower PRE Margins in the quarter. PRE was R$3.7 million in the 2Q'21 YTD, an increase of 107% when compared to the 2Q'20 YTD.

- Segment Distributable Earnings of R$15.3 million in the quarter, up 61% year-over-year, due to a robust growth in management fees.

- AUM remained stable on a year-over-year basis, with strong fundraising in Hedge Funds and market appreciation offsetting outflows in low fee-paying AUM across our Public Equities strategy, coming primarily from the GAS Dissociation in December 2020. As a result, our average management fee rate was positively impacted, going from 48 basis points in 2Q'20 to 73 basis points in 2Q'21.

(R$ thousands, unless mentioned)	2Q'20	2Q'21	Δ (%)	2Q'20 YTD	2Q'21 YTD	Δ (%)
Net revenue from management fees	13,559	23,020	70%	30,306	43,003	42%
Net revenue from advisory fees	0	0	N/A	0	0	N/A
Total Fee Related Revenues	13,559	23,020	65%	30,306	43,003	40%
Segment personnel expenses	(669)	(1,387)	107%	(1,328)	(2,680)	102%
Other G&A expenses	(687)	(681)	-1%	(1,347)	(1,305)	-3%
Corporate center expenses	(2,685)	(4,196)	56%	(6,178)	(8,689)	41%
Bonus compensation related to management and advisory	(2,565)	(3,893)	52%	(5,446)	(7,312)	34%
Total Fee Related Expenses	(6,606)	(10,157)	54%	(14,299)	(19,986)	40%
FEE RELATED EARNINGS (FRE)	6,952	12,863	85%	16,007	23,017	44%
FRE Margin (%)	51.3%	55.9%		52.8%	53.5%	
Net revenue from performance fees	3,647	6,450	77%	2,478	8,459	241%
Realized performance fees	3,647	6,450	77%	4,374	8,459	93%
Unrealized performance fees	0	0	N/A	(1,896)	0	N/A
Performance based compensation	(1,094)	(4,015)	267%	(671)	(4,718)	603%
PERFORMANCE RELATED EARNINGS (PRE)	2,553	2,435	-5%	1,807	3,741	107%
PRE Margin (%)	70.0%	37.8%		72.9%	44.2%	
(-) Unrealized performance fees	0	0	N/A	1,896	0	N/A
(+) Unrealized performance compensation	0	0	N/A	(689)	0	N/A
SEGMENT DISTRIBUTABLE EARNINGS	9,506	15,299	61%	19,021	26,759	41%
Segment DE Margin (%)	55.2%	51.9%		54.8%	52.0%	
ASSETS UNDER MANAGEMENT (AUM R$millions)	14,300	14,124	-1%	14,300	14,124	-1%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	14,179	13,965	-2%	14,179	13,965	-2%
AVERAGE MANAGEMENT FEE RATE (%)	0.48%	0.73%		0.59%	0.69%	
FULL TIME EMPLOYEES	17	24	41%	17	24	41%

Liquid Strategies' AUM


Hedge Funds 23%
R$14 bn AUM
Public Equities 77%

29

In our separate exclusive mandates, we provide investment solutions to institutional investors, such as small to medium - sized foundations , pension funds and financial institutions in Brazil, and high net worth individuals . Our asset allocation team seeks tailored made and distinctive portfolio construction solutions, addressing the clients’ specific portfolio objectives and restraints regarding targeted return, risk tolerance, diversification, asset class and liquidity . Separate Exclusive Mandates – R$13.9bn AUM (63%) We are market leaders in providing investment solutions to our clients 30 International – R$2.6bn AUM (12%) INVESTMENT PRODUCTS & SOLUTIONS R$ 22 BILLION AUM Commingled Funds – R$3.4bn AUM (16%) Pension Plans – R$1.9bn AUM (9%) Our focused commingled funds are owned by multiple clients, from retail to institutional investors, and deploy capital in specific asset classes within defined investment strategies . Our flagship strategies are Vinci Valorem, focusing on fixed income assets, foreign exchange currency and derivatives, and Vinci Selection Equities, which invests in other public equities funds seeking to beat the Ibovespa . Within our IP&S segment we have an offshore allocation service, or international exclusive mandates, managed by a team in our New York office . We provide tailored made investment solutions for local institutional investors and nigh net worth individuals that are seeking risk diversification by allocating part of their portfolios outside Brazil . Private Market Strategies Liquid Strategies Investment Products & Solutions Financial Advisory Within our IP&S segment, we manage PGBL and VGBL pension plan funds, owned by retail clients, which provide tax and succession benefits . Our flagship strategy, “Vinci Equilíbrio”, seeks investments in specific asset classes, such as fixed income, foreign exchange currency, public equities, derivatives and other funds.

Private Market Strategies | Liquid Strategies | **Investment Products & Solutions** | Financial Advisory

Investment Products & Solutions

- Fee related earnings (FRE) of R$12.7 million in the quarter, up 180% year-over-year, due to the growth in management fees following notable fundraising over the last twelve months. FRE was R$19.5 million in the 2Q'21 YTD, an increase of 129% when compared to the 2Q'20 YTD.
- Performance related earnings (PRE) of R$7.1 million, up 455% year-over-year, primarily due to R$7.9 million in unrealized performance fees in the quarter coming from international exclusive mandates, which will be realized in the 3Q'21. PRE in the 2Q'21 YTD was R$12.2 million, an increase of 723% when compared to the 2Q'20 YTD.
- Segment Distributable Earnings in 2Q'21 of R$14.5 million in the quarter, up 148% year-over-year, due to growth in management and performance revenues. Segment DE was R$26.3 million in the 2Q'21 YTD, an increase of 163% when compared to the 2Q'20 YTD.
- Total AUM of R$22.0 billion, up 85% year-over-year, driven by strong net inflows in our separate local and international mandates. Fee Earning AUM of R$21.8 million, up 86% year-over-year.

(R$ thousands, unless mentioned)	2Q'20	2Q'21	Δ (%)	2Q'20 YTD	2Q'21 YTD	Δ (%)
Net revenue from management fees	10,120	22,349	121%	19,206	37,629	96%
Net revenue from advisory fees	24	20	-16%	71	39	-45%
Total Fee Related Revenues	10,144	22,369	128%	19,277	37,668	99%
Segment personnel expenses	(774)	(1,008)	30%	(1,460)	(1,979)	36%
Other G&A expenses	(360)	(344)	-4%	(779)	(809)	4%
Corporate center expenses	(1,939)	(4,343)	124%	(3,843)	(7,782)	102%
Bonus compensation related to management and advisory	(2,512)	(3,927)	56%	(4,695)	(7,595)	62%
Total Fee Related Expenses	(5,585)	(9,622)	72%	(10,778)	(18,166)	69%
FEE RELATED EARNINGS (FRE)	**4,559**	**12,747**	**180%**	**8,499**	**19,502**	**129%**
FRE Margin (%)	*44.9%*	*57.0%*		*44.1%*	*51.8%*	
Net revenue from performance fees	1,991	10,382	421%	2,299	17,863	677%
Realized performance fees	*1,991*	*2,394*	*20%*	*2,356*	*9,875*	*319%*
Unrealized performance fees	*0*	*7,988*	*N/A*	*(57)*	*7,988*	*N/A*
Performance based compensation	(703)	(3,233)	360%	(816)	(5,660)	594%
PERFORMANCE RELATED EARNINGS (PRE)	**1,288**	**7,149**	**455%**	**1,483**	**12,203**	**723%**
PRE Margin (%)	*64.7%*	*68.9%*		*64.5%*	*68.3%*	
(-) Unrealized performance fees	0	(7,988)	N/A	57	(7,988)	N/A
(+) Unrealized performance compensation	0	2,599	N/A	(21)	2,599	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**5,848**	**14,507**	**148%**	**10,018**	**26,316**	**163%**
Segment DE Margin (%)	*48.2%*	*58.6%*		*46.3%*	*55.4%*	
ASSETS UNDER MANAGEMENT (AUM R$millions)	11,887	21,966	85%	11,887	21,966	85%
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	11,730	21,812	86%	11,730	21,812	86%
AVERAGE MANAGEMENT FEE RATE (%)	0.38%	0.45%		0.37%	0.41%	
FULL TIME EMPLOYEES	9	14	56%	9	14	56%

IP&S' AUM



Pension Plans
9%
International
12%
Commingled
Funds
16%
Separate
Mandates
63%
R$22 bn
AUM

31

We have a leading financial advisory business 32 About our Financial Advisory team Our financial advisory services team provides financial and strategic services to business owners, senior corporate management teams and boards of directors, focusing mostly on pre - IPO and M&A advisory services for Brazilian middle - market companies . We believe our financial advisory services team serves as trusted advisors to clients seeking local and/or product expertise in the Brazilian marketplace . As an independent boutique, Vinci Partners has the flexibility to engage in transactions that often require complex solutions, long - term relationships, and alignment of interests with clients . About the Services provided Outstanding position in the Brazilian market FINANCIAL ADVISORY The Financial Advisory platform provides conflict - free advice with senior focus for value creation and long - term support . The platform focuses on two main sub - strategies : Merges and Acquisitions (M&A) : advisory in acquisitions, sales, joint ventures and merges , private placements , fundraising , capital and corporate structure analysis and valuation reports . Capital Markets : conflict - free advisory for IPO and pre - IPO , block trades, debt restructuring and market/ investor communication . Sale to Grupo Rede D’or June - 2019 Healthcare Sale to Grupo ISEC Brasil July - 2019 Financial Services Capitalization of Matera by Kinea February - 2020 Core banking solutions IPO Jan - 2021 Capitalization of Espaçolaser by L Catterton Dec - 2016 Beauty & Aesthetic IPO of CVC December - 2013 Tourism Vinci Financial Advisory is consolidated as the most relevant independent financial advisor in Brazil , having being recognized in several awards for M&A transactions, such as : The M&A Atlas Awards : - Best Investment Bank (Brazil, “Middle Market”) – 2020 & 2019 - Transaction of the Year (Brazil) – 2020 & 2019 # 1 in Ranking of independent financial advisors in Brazil in number of deals closed – Bloomberg ( 2017 - 2019 / 2020 / YTD 2021 ) Private Market Strategies Liquid Strategies Investment Products & Solutions Financial Advisory Sale to Apex Group June - 2021 Financial Services

Private Market Strategies | Liquid Strategies | Investment Products & Solutions | Financial Advisory

VINCI partners

Financial Advisory

- Fee related earnings (FRE) of R$0.5 million in the quarter, down 86% year-over-year. FRE was R$9.8 million in the 2Q'21 YTD, a decrease of 31% when compared to the 2Q'21 YTD.
- We have visibility of approximately R$20 million in advisory revenues for the 3Q'21, a result of the strong deal activity we're facing this year.
- Segment Distributable Earnings in the 2Q'21 YTD were R$9.8 million, a decrease of 31% year-over-year when compared to the 2Q'21 YTD.

(R$ thousands, unless mentioned)	2Q'20	2Q'21	Δ (%)	2Q'20 YTD	2Q'21 YTD	Δ (%)
Net revenue from management fees	0	0	N/A	0	0	N/A
Net revenue from advisory fees	6,364	3,717	-42%	21,564	18,258	-15%
Total Fee Related Revenues	6,364	3,717	-42%	21,564	18,258	-15%
Segment personnel expenses	(225)	(411)	82%	(415)	(806)	94%
Other G&A expenses	(60)	(126)	111%	(126)	(307)	144%
Corporate center expenses	(632)	(965)	53%	(1,330)	(1,939)	46%
Bonus compensation related to management and advisory	(1,789)	(1,694)	-5%	(5,559)	(5,401)	-3%
Total Fee Related Expenses	(2,705)	(3,196)	18%	(7,430)	(8,454)	14%
FEE RELATED EARNINGS (FRE)	3,659	521	-86%	14,134	9,804	-31%
FRE Margin (%)	57.5%	14.0%		65.5%	53.7%	
SEGMENT DISTRIBUTABLE EARNINGS	3,659	521	-86%	14,134	9,804	-31%
Segment DE Margin (%)	57.5%	14.0%		65.5%	53.7%	
FULL TIME EMPLOYEES	7	8	2%	7	8	2%

33

Appendix – II Financial statements

How to analyze Vinci Partners’ financial model Fee Related Earnings (FRE) (+) Management fees: our main source of revenues, derived from fees charged over our Fee - Earning AUM (+) Advisory fees: fees charged over advisory services provided by our financial advisory and management teams ( - ) Operating expenses: includes all G&A, personnel and profit - sharing expenses (related to mgmt. and adv. fees) Performance Related Earnings (PRE) (+) Performance fees: derived from fees charged over our Performance - Eligible AUM. In most of our LS and IP&S segments, performance fees are charged over a hurdle rate once the fund’s return exceeds its benchmark. In our Private Market strategies most of the funds charge performance over the fund’s absolute return once it surpasses its preferred rate. ( - ) Performance compensation: compensation allocated to the management teams linked to generated performance fees Distributable Earnings (DE) (+) FRE (+) Cash PRE: PRE less unrealized performance fees and unrealized performance compensation (+) Realized GP Investment Income: realized income derived from our GP Investments in our Private Market funds (+) Realized Financial Income: realized income derived from the company’s cash allocations (+) D&A: non - cash expense that is added back to our Distributable Earnings calculation ( - ) Cash Income taxes: income taxes calculated over realized revenues

Second Quarter 2021 Segment Earnings (Unaudited)

(R$ thousands, unless mentioned)	2Q'20	2Q'21	Δ (%)	2Q'20 YTD	2Q'21 YTD	Δ (%)
Net revenue from management fees	60,826	94,778	56%	123,724	176,621	43%
Net revenue from advisory fees	6,479	6,378	-2%	22,451	21,444	-4%
Total Fee Related Revenues	67,305	101,156	50%	146,175	198,065	35%
Segment personnel expenses	(3,600)	(5,528)	54%	(6,840)	(10,625)	55%
Other G&A expenses	(4,436)	(4,058)	-9%	(6,534)	(7,632)	17%
Corporate center expenses	(12,632)	(19,296)	53%	(26,606)	(38,808)	46%
Bonus compensation related to management and advisory[1]	(13,607)	(17,082)	26%	(28,597)	(35,608)	25%
Total Fee Related Expenses	(34,275)	(45,964)	56%	(68,577)	(92,674)	35%
FEE RELATED EARNINGS (FRE)	**33,030**	**55,192**	**67%**	**77,598**	**105,391**	**36%**
FRE Margin (%)	*49.1%*	*54.6%*		*53.1%*	*53.2%*	
FRE per share[2] (R$/share)	*0.58*	*0.97*		*1.37*	*1.86*	
Net revenue from performance fees	19,537	18,624	-5%	15,561	28,575	84%
Performance based compensation[3]	(6,712)	(7,817)	16%	(5,270)	(11,109)	111%
PERFORMANCE RELATED EARNINGS (PRE)	**12,825**	**10,807**	**-16%**	**10,291**	**17,466**	**70%**
PRE Margin (%)	*65.6%*	*58.0%*		*66.1%*	*61.1%*	
(-) Unrealized performance fees	(11,794)	(9,065)	-23%	(6,724)	(9,487)	41%
(+) Unrealized performance compensation	4,284	2,980	-30%	2,442	3,130	28%
(+) Realized GP investment income	1	345	34400%	39	457	1072%
SEGMENT DISTRIBUTABLE EARNINGS	**38,346**	**60,259**	**57%**	**83,646**	**116,958**	**40%**
Segment DE Margin (%)	*51.1%*	*54.3%*		*53.9%*	*53.7%*	
(+) Depreciation and amortization[4]	-	926	N/A	-	1,865	N/A
(+) Realized financial income	933	14,239	1426%	1,969	18,883	859%
(-) Leasing expenses	(3,047)	(3,106)	2%	(6,112)	(6,263)	2%
(-) Other items	207	(2,120)	N/A	603	(1,234)	N/A
(-) Income taxes (excluding related to unrealized fees and income)	(9,016)	(15,417)	71%	(19,294)	(28,232)	46%
DISTRIBUTABLE EARNINGS (DE)	**27,423**	**54,781**	**100%**	**60,812**	**101,976**	**68%**
DE Margin (%)	*36.1%*	*43.7%*		*38.7%*	*43.1%*	
DE per share (R$/share)[5]	*0.48*	*0.97*		*1.07*	*1.80*	

See notes and definitions at end of document

3
6

VINCI partners

Financials - IFRS Income Statement (Unaudited)

(R$ thousands, unless mentioned)	2Q'20	2Q'21	Δ (%)	2Q'20 YTD	2Q'21 YTD	Δ (%)
REVENUES						
Net revenue from management fees	60,826	94,778	56%	123,724	176,621	43%
Net revenue from performance fees	19,537	18,624	-5%	15,561	28,575	84%
Realized performance fees	*7,743*	*9,559*	*23%*	*8,837*	*19,088*	*116%*
Unrealized performance fees	*11,794*	*9,065*	*-23%*	*6,724*	*9,487*	*41%*
Net revenue from advisory	6,479	6,378	-2%	22,451	21,444	-4%
Total net revenues from services rendered	**86,842**	**119,780**	**38%**	**161,736**	**226,640**	**40%**
EXPENSES						
Bonus related to management and advisory[1]	(13,607)	(17,082)	26%	(28,597)	(35,608)	25%
Performance based compensation[2]	(6,712)	(7,817)	16%	(5,270)	(11,109)	111%
Realized	*(2,428)*	*(4,837)*	*99%*	*(2,828)*	*(7,979)*	*182%*
Unrealized	*(4,284)*	*(2,980)*	*-30%*	*(2,442)*	*(3,130)*	*28%*
Total compensation and benefits	**(20,319)**	**(24,899)**	**23%**	**(33,867)**	**(46,717)**	**38%**
Segment personnel expenses	(3,600)	(5,528)	54%	(6,840)	(10,625)	55%
Other general and administrative expenses	(4,436)	(4,058)	-9%	(6,534)	(7,632)	17%
Corporate center expenses	(12,632)	(19,296)	53%	(26,606)	(38,808)	46%
Total expenses	**(40,987)**	**(53,781)**	**31%**	**(73,847)**	**(103,783)**	**41%**
Operating profit	**45,855**	**65,999**	**44%**	**87,889**	**122,857**	**40%**
OTHER ITEMS						
GP Investment income	1,591	(5,206)	N/A	2,416	(4,045)	N/A
Realized gain from GP investment income	*1*	*345*	*34400%*	*39*	*457*	*1072%*
Unrealized gain from GP investment income	*1,590*	*(5,551)*	*N/A*	*2,377*	*(4,502)*	*N/A*
Financial income	1,386	14,152	921%	1,450	18,649	1186%
Realized gain from financial income	*933*	*14,239*	*1426%*	*1,969*	*18,883*	*859%*
Unrealized gain from financial income	*453*	*(87)*	*N/A*	*(519)*	*(234)*	*-55%*
Leasing expenses	(3,047)	(3,106)	2%	(6,112)	(6,263)	2%
Other items	207	(2,120)	N/A	603	(1,234)	N/A
Stock compensation plan	0	(1,642)	N/A	0	(1,642)	N/A
Total Other Items	**137**	**2,078**	**1420%**	**(1,634)**	**5,465**	**N/A**
Operating profit before income taxes[3]	**45,992**	**68,077**	**48%**	**86,246**	**128,322**	**49%**
(-) Income taxes[4]	(11,071)	(14,671)	33%	(20,701)	(27,903)	35%
NET INCOME	**34,921**	**53,406**	**53%**	**65,545**	**100,419**	**53%**

See notes and definitions at end of document

37

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	2Q'20	2Q'21	2Q'20 YTD	2Q'21 YTD
OPERATING PROFIT	**45,855**	**65,999**	**87,889**	**122,857**
(-) Net revenue from realized performance fees	(7,743)	(9,559)	(8,837)	(19,088)
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
(+) Compensation allocated in relation to performance fees[1]	6,712	7,817	5,270	11,109
FEE RELATED EARNINGS (FRE)	**33,030**	**55,192**	**77,598**	**105,391**
OPERATING PROFIT	**45,855**	**65,999**	**87,889**	**122,857**
(-) Net revenue from management fees	(60,826)	(94,778)	(123,724)	(176,621)
(-) Net revenue from advisory	(6,479)	(6,378)	(22,451)	(21,444)
(+) Bonus related to management and advisory[2]	13,607	17,082	28,597	35,608
(+) Personnel expenses	3,600	5,528	6,840	10,625
(+) Other general and administrative expenses	4,436	4,058	6,534	7,632
(+) Corporate center expenses	12,632	19,296	26,606	38,808
PERFORMANCE RELATED EARNINGS (PRE)	**12,825**	**10,807**	**10,291**	**17,466**
OPERATING PROFIT	**45,855**	**65,999**	**87,889**	**122,857**
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
(+) Compensation allocated in relation to unrealized performance fees	4,284	2,980	2,442	3,130
(+) Realized gain from GP investment income	1	345	39	457
SEGMENT DISTRIBUTABLE EARNINGS	**38,346**	**60,259**	**83,646**	**116,958**
NET INCOME	**34,921**	**53,406**	**65,545**	**100,419**
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
(+) Income tax from unrealized performance fees	1,360	124	775	173
(+) Compensation allocated in relation to unrealized performance fees	4,284	2,980	2,442	3,130
(-) Unrealized gain from GP investment income	(1,590)	5,551	(2,377)	4,502
(+) Income tax on unrealized gain from GP investment income	541	(838)	808	(422)
(-) Unrealized gain from financial income	(453)	87	519	234
(+) Income tax on unrealized gain from financial income	154	(32)	(176)	(80)
(+) Depreciation and amortization[3]	0	926	0	1,865
(+) Stock compensation plan	0	1,642	0	1,642
DISTRIBUTABLE EARNINGS	**27,422**	**54,781**	**60,812**	**101,976**
TOTAL NET REVENUE FROM SERVICES RENDERED	**86,842**	**119,780**	**161,736**	**226,640**
(-) Net revenue from realized performance fees	(7,743)	(9,559)	(8,837)	(19,088)
(-) Net revenue from unrealized performance fees	(11,794)	(9,065)	(6,724)	(9,487)
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**67,305**	**101,156**	**146,175**	**198,065**

See notes and definitions at end of document

38

(R$ thousands, unless mentioned) 2Q'20 2Q'21 Profit (loss) before income taxes, including Dividends to partners 45,992 68,077 (+) Dividends to Partners, related to management, advisory and performance fees 11,463 - Profit (loss) before income taxes, not - including Dividends to partners 57,455 68,077 Combined statutory income taxes rate - % 34% 34% Income tax benefit (Expense) at statutory rates (19,535) (23,146) Reconciliation adjustments: Expenses not deductible (156) (4) Tax benefits - 33 Share based payments - (166) Effect of presumed profit of subsidiaries¹ 8,322 8,739 Other additions (exclusions), net 298 (127) Income taxes expenses (11,071) (14,671) Current (9,381) (16,704) Deferred (1,690) 2,033 Effective tax rate 19% 22% Effective tax rate reconciliation See notes and definitions at end of document 39

9.1 13.6 6.7 5.8 1.1 3.0 1.5 General and Administrative Expenses 40 Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses Lease and condominium D&A Branding project Public company new costs Other R$53.8 mm Personnel Bonus related to Mgmt. and Adv. fees Performance based compensation Third party expenses Lease and condominium D&A Other R$41.0 mm +31% 2Q 2020 (R$mm) 2Q 2021 (R$mm) 11.1 17.1 7.8 6.5 0.9 3.0 1.7 3.2 2.3

Balance Sheet Results In R$ thousands 41 Assets 12/31/2020 6/30/2021 Current assets Cash and cash equivalents 83,449 79,969 Cash and bank deposits 13,096 23,514 Financial instruments at fair value through profit or loss 70,353 56,455 Financial instruments at fair value through profit or loss 8,253 1,382,288 Trade receivables 47,978 58,551 Sub - leases receivable 2,963 1,579 Taxes recoverable 1,153 409 Other assets 12,383 8,988 Total current assets 156,179 1,531,784 Non - current assets Financial instruments at fair value through profit or loss 31,596 10,330 Trade receivables 27,545 29,134 Sub - leases receivable - - Taxes recoverable 134 79 Deferred taxes 4,568 3,986 Other receivables 1,540 1316 65,383 44,845 Property and equipment 15,043 15,545 Right of use - Leases 90,478 86,805 Intangible assets 1,441 1,161 Total non - current assets 172,345 148,356 TOTAL 328,524 1,680,140 Liabilities and equity 12/31/2020 6/30/2021 Current liabilities Trade payables 1,039 346 Leases 19,828 20,467 Accounts payable 125,795 12,848 Labor and social security obligations 40,724 53,410 Taxes and contributions payable 22,878 19,988 Total current liabilities 210,264 107,059 Non - current liabilities Accounts payable 33 33 Leases 86,371 82,484 Deferred taxes 12,620 9,196 99,024 91,713 Equity Share capital 8,730 15 Additional paid - in capital - 1,383,033 Treasury shares - (13,151) Retained Earnings - 100,419 Other reserves 10,491 11,013 19,221 1,481,329 Non - controlling interests in the equity of subsidiaries 15 39 Total equity 19,236 1,481,368 Total liabilities and equity 328,524 1,680,140

Notes and Definitions 42 ▪ Notes to page 4 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. (2) CAGR is calculated considering AUM without double counting. (3) Source Anbima. (4) As of YTD 2021 ▪ Notes to page 5 (1) AUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it ´ s eliminated on consolidation and excluding VIFI from Credit and Pension Products Co - managed with IP&S from Equities. ▪ Notes to page 9 (1) Long term products include funds with former lockups superior to five years. (2) Private markets strategies include Private Equity, Real Estate, Credit and Infrastructure. ▪ Notes to page 10 (1) Previously managed by Rio Bravo. (2) Fund commitment and related co - investments. ▪ Notes to page 11 (1) CVM (Comissão de Valores Mobiliários) is the Brazilian equivalent to the SEC. ▪ Notes to page 12 (1) Independent asset manager classification excludes any managers that are either affiliated with a bank franchise, global a sse t manager franchise, or a FoFs. (2) Other alternative local asset managers include Patria and Kinea. (3) Other independent asset managers include Gavea and SPX. (4) Hedge funds include JPG, Bahia, Verde and others. (5) Incumbent banks include Banco do Brasil, ITAU Unibanco, Bradesco, Santander, and Caixa.

Notes and Definitions (cont'd.)

- **Notes to page 14**

(1) Annualized dividend yield is calculated considering the company´s stock price on August 18, 2021 of US$13.00, and the annualized semi-annual dividend of US$0.30/share, announced on August 18, 2021.

Notes to page 16

(1) Fixed costs are calculated as total G&A expenses less personnel and profit-sharing costs.

- **Notes to page 17**

(1) International mandates have several different benchmarks across its vehicles.

(2) The preferred return w/ catch-up rule applies to funds for which the vehicle must pay back its limited partners 100% of the invested capital corrected by the preferred return rate so it can charge performance fees. Once the preferred return rate is achieved, due to the catch-up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate.

(3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees. In most cases, funds with hurdle rate also are under a high-water mark clause.

(4) Funds with preferred return must return 100% of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees.

(5) IPCA is a broad consumer price index measured by the IBGE.

(6) IMAB 5 is composed by government bonds indexed to IPCA with up to 5 years in duration.

(7) IBOV is the Brazilian stock market's most relevant index;

(8) FTSE is London's stock market most relevant index.

(9) IFIX is an index composed by listed REITs in the brazilian stock exchange.

(10) The CDI rate is a result of the average interbank overnight rates in Brazil (daily average for the period).

(11) IMAB is composed by government bonds indexed to IPCA.

- **Notes to page 18**

(1) GP investment income comes from proprietary investments made by Vinci Partners in its own Private Markets' funds.

(2) Financial income is income generated through investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in Vinci Partners' Liquid Funds, including funds from Public Equities, Hedge Funds, Real Estate and Credit.

(3) Back test result between January 2016 and March 2021. The result from the 2Q'21 onwards is the effective return of the cash allocation.

43

Notes and Definitions (cont'd.)

- **Notes to page 21**

(1) Represents median of available research analysts' reports that use sum-of-the-parts as its valuation methodology (JP Morgan, Goldman Sachs and Itaú BBA).

(2) Represents median of available research analysts' reports (JP Morgan, Goldman Sachs, Itaú BBA, UBS BB and BTG Pactual).

- **Notes to page 22**

Estimates for peer group and Vinci Partners were sourced from Goldman Sachs Research reports as of August 18, 2021. Peer group is comprised of Blackstone, KKR, Carlyle, Ares, Stepstone and Pátria.

(1) Price to Distributable Earnings ratio (P/DE 2021) is calculated considering the company's stock price on August 18, 2021 and estimates for Distributable Earnings for the full year 2021.

(2) Represents the average percentage, from 2020 to 2022 estimates, of which Pre-tax Distributable Earnings is represented by Fee related Earnings.

(3) Implied Price to FRE is calculated as the company's stock price on August 18, 2021, less cash and balance sheet investments, less estimates for net present value of performance fees post-tax, divided by estimates for Fee related earnings for the full year 2021, post-tax.

- **Notes to page 23**

(1) Annualized dividend yield is calculated considering the company's semi-annual dividend of US$0.30/share, announced on August 18, 2021, and VINP's stock price on August 18, 2021, of US$ 13.00/share.

(2) Implied price to FRE for Vinci Partners and peer group is calculated considering estimates from Goldman Sachs Research reports on August 18, 2021. Peer group is comprised of Blackstone, KKR, Carlyle, Ares, Stepstone and Pátria.

- **Notes to page 36**

(1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, distributed by the company to its original partners before the company turned public in 2021.

(2) FRE per share was calculated considering the same number of outstanding shares at the end of the quarter of 56,736,933.

(3) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021.

(4) Depreciation and amortization is a non-cash expense that is being added back for our calculation of Distributable Earnings for the year ended December 31, 2020, and future periods. Our Distributable Earnings for the quarter and six months ended June 30, 2020, would have been R$28.6 million and R$63.2 million, respectively, if we did add back depreciation and amortization to our calculation of Distributable Earnings.

(5) For comparison purposes, DE per share was calculated considering the same number of outstanding shares from the end of the 2Q'21 of 56,736,933.

44

Notes and Definitions (cont’d.) 45 ▪ Notes to page 37 (1) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (2) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (3) Profit before income taxes includes Dividends to partners related to management, advisory and performance fees, distribut ed by the company to its original partners before the company turned public in 2021. (4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime. ▪ Notes to page 38 (1) Performance based compensation includes Dividends to Partners related to performance fees, distributed by the company to its original partners before the company turned public in 2021. (2) Bonus compensation related to management and advisory includes Dividends to Partners related to management and advisory, dis tributed by the company to its original partners before the company turned public in 2021. (3) Depreciation and amortization is a non - cash expense that is being added back for our calculation of Distributable Earnings f or the year ended December 31, 2020, and future periods. ▪ Notes to page 39 (1) Brazilian tax law establishes that companies that generate gross revenues of up to R$ 78,000 in the prior fiscal year may ca lculate income taxes as a percentage of gross revenue, using the presumed profit income tax regime. The Entity's subsidiaries adopted this tax regime and the effect of the presumed profit of su bsidiaries represents the difference between the taxation based on this method and the amount that would be due based on the statutory rate applied to the taxable profit of the subsid iar ies.

Notes and Definitions (cont'd.)

- "Fee related earnings", or "FRE", is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees or investment income. We calculate FRE as operating profit less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) compensation allocated in relation to performance fees.
- "FRE Margin" is calculated as FRE over total net management and advisory fees.
- "Distributable Earnings", or "DE", is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends. Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) unrealized gain from GP investment income, less (e) unrealized gain from financial income, plus (f) income taxes on unrealized gain from GP investment income, plus (g) income taxes on unrealized gain from financial income.
- "DE Margin" is calculated as DE over the sum of management and advisory fee related revenues, realized performance revenue, realized GP investment income and realized financial income, net of revenue tax.
- "Performance Related Earnings", or "PRE", is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcome from funds above their respective benchmarks. We calculate PRE as operating profit, less (a) net revenue from fund management and advisory, less (b) operating expenses, such as segment personnel, G&A, corporate center and bonus related to management and advisory..
- "Segment Distributable Earnings" is Vinci Partners' segment profitability measure used to make operating decisions and assess performance across the company's four segments (Private Markets, Liquid Strategies, Investment Products and Solutions and Financial Advisory). Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income.
- "AUM" refers to assets under management. Our assets under management equal the sum of: (1) the fair market value of the investments held by funds plus the capital that we are entitled to call from investors in those funds pursuant to the terms of their capital commitments to those funds (plus the fair market value of co-investments arranged by us that were made or could be made by limited partners of our corporate private equity funds and portfolio companies of such funds); (2) the net asset value of our public equity funds, hedge funds and closed-end mutual funds; and (3) the amount of capital raised for our credit funds. AUM includes double counting related to funds from one segment that invest in funds from another segment. Those cases occur mainly due to (a) fund of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash. Such amounts are eliminated on consolidation. The bylaws of the relevant funds prohibit double-charging fees on AUM across segments. Therefore, while our AUM by segment may double-count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations.

46

Notes and Definitions (cont'd.)

- Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments. Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99.5% to 101% of CDI.
- "Net revenue from Fund Management and Advisory" is a performance measure that we use to assess our ability to generate profits from our fund management and advisory business without measuring for the outcomes from funds above their respective benchmarks. We calculate Net Revenue from Fund Management and Advisory as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees.
- "Total compensation and benefits" is the result of the profit sharing paid to our employees as (a) bonus compensation related to management advisory and (b) performance based compensation. Total compensation and benefits include Dividends to Partners, distributed by the company to its original partners before the public turned public in 2021. In accordance with the by-laws of Vinci Brazil, dividends have historically been distributed based on the resolution of the partners. Therefore, dividends could be distributed on a non-proportional basis among quotaholders, which are comprised by the partners of Vinci Brazil. After the company's IPO, Vinci Partners changed its compensation structure, from a dividend distribution policy to a profit-sharing scheme our partners.
- "Segment personnel expenses" are composed of the salary-part compensation paid to employees and partners of our funds' management teams.
- "Corporate center expenses" are composed by the salary-compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG.
- "Other general and administrative expenses" is made up of third-party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non-operating taxes, third-party consultants' fees, such as legal and accounting, and office consumables.
- "GP investment income" is income from proprietary investments made by us in our own Private Markets' funds, used as GP Commitments.
- "Financial income" is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our Liquid Funds from our public equities and hedge funds' segments and listed REITs from our real estate segment.
- "Leasing expenses" include costs from the company's sub-leasing activities.
- "Income taxes" is comprised of taxes on our corporate income tax and social contribution taxes. We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit. Dividends to partners distributed by the company to its original partners before turned public in 2021 are not included in actual taxable regime.

47

Notes and Definitions (cont’d.) 48 ▪ “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets ’ c losed end and listed funds. ▪ “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our liquid strategies, IP&S and cre dit segments. ▪ “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the incr eas e or decrease of the funds’ investment’s value. ▪ “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is ca lcu lated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees. ▪ “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to ze ro in a discounted cash flow analysis.

Funds/strategies' descriptions

- Vinci Multiestratégia: The fund seeks to achieve long-term returns by investing in fixed income assets, through strategies that imply interest rates and currency risks.
- Vinci Atlas: The fund seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds with no obligation of any class concentration.
- Vinci Mosaico FIA: Public Equities' long only flagship strategy. The strategy seeks to achieve long-term returns above Brazilian equities market (Ibovespa) based on a fundamental analysis.
- Vinci Gas Dividendos: Public Equities' dividends flagship strategy. The strategy seeks to achieve long-term returns by investing in companies with a consistent history of paying dividends in the Brazilian stock market.
- Vinci Total Return: The fund seeks to achieve medium and long-term returns by investing most of its capital in the Brazilian stock market, through bottom up and top-down strategies.
- Vinci Valorem: IP&S flagship commingled fund with exposure to fixed income assets, foreign exchange currency and derivatives.
- Equilibrio Strategy: IP&S family of pension plan funds. The strategy seeks to achieve long-term returns by investing across all strategies within fixed income, equities, currency, derivatives, commodities and other investment funds, respecting limitations in regulation.
- Vinci Selection Equities: The fund seeks to beat the Brazilian stock market index by investing in other funds that invest in Brazilian public equities.
- Vinci Crédito Imobiliário I: The fund seeks to achieve long-term returns by investing in real estate mortgage-backed credit security bonds.
- Vinci Crédito Estruturado Multiestratégia PLUS FIC FIM: The fund seeks to achieve consistent returns by investing in private structured credit bonds.
- VISC11: Shopping malls listed REIT, focused on acquiring income-generating shopping malls in Brazil.
- VILG11: Industrial listed REIT focused on acquiring mature income-generating industrial properties in Brazil.
- VINO11: Listed REIT focused on acquiring mature income-generating boutique office real estate assets in Brazil.
- VIF11: Listed REIT that invests in other listed REITs and real estate mortgage-backed credit security bonds.
- VIUR11: perpetual capital listed REIT, focused on income generation to its quotaholders through the acquisition of urban commercial properties in Brazil, such as street retail, grocery, healthcare, and educational focused real estate properties.

49

Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano - 01452 - 000 N ew York 1 646 559 8000 780 Third Avenue, 25 th Floor 10017 Recife 55 81 3204 6811 Av. República do Líbano, 251 - Sala 301 Torre A - Pina - 51110 - 160